Schedule A

FUNDS
(as of September 27, 2024)

As of the Effective Date, with respect to each Fund listed below, the investment management fee shall be accrued daily and calculated in accordance with the following schedule:

Average Daily Net Assets	Annual Rate
Fund net assets up to and including $2.5 billion	0.60000%
Fund net assets greater than $2.5 billion up to and including $5 billion	0.58500%
Fund net assets greater than $5 billion up to and including $7.5 billion	0.57000%
Fund net assets greater than $7.5 billion up to and including $10 billion	0.55500%
Fund net assets greater than $10 billion up to and including $15 billion	0.54000%
Fund net assets greater than $15 billion	0.51000%

Fund	Effective Date:
First Trust Bloomberg R&D Leaders ETF (RND)	April 26, 2024
First Trust S&P 500 Economic Moat ETF (EMOT)	June 26, 2024
First Trust New Constructs Core Earnings Leaders ETF (FTCE)	September 27, 2024